EXHIBIT 4.2

ACCREDITED MORTGAGE LOAN REIT TRUST

ARTICLES SUPPLEMENTARY

Accredited Mortgage Loan REIT Trust, a Maryland real estate investment trust (the “Trust”), hereby certifies to the State Department of Assessments and Taxation of Maryland as follows:

FIRST: Under a power set forth in Article VII of the declaration of trust of the Trust, as amended and restated (which, as hereinafter amended, restated or supplemented from time to time is herein called the “Declaration of Trust”), the Board of Trustees of the Trust (the “Board of Trustees”), or a duly authorized committee thereof, by resolution duly adopted classified and designated 3,910,000 authorized but unissued preferred shares, par value $1.00 per share, of the Trust as the 9.75% Series A Perpetual Cumulative Preferred Shares.

SECOND: The preferences, conversions and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of the 9.75% Series A Perpetual Cumulative Preferred Shares are as follows, and upon any restatement of the Declaration of Trust, shall become part of Article VII of the Declaration of Trust, with any necessary or appropriate renumbering or relettering of the sections or subsections hereof:

9.75% Series A Perpetual Cumulative Preferred Shares

(1)	Designation and Number. A series of preferred shares of beneficial interest, $1.00 par value per share, of the Trust, designated as the 9.75% Series A Perpetual Cumulative Preferred Shares (the “Series A Preferred Shares”), is hereby established. The number of Series A Preferred Shares shall be 3,910,000 shares.

(2)	Rank. The Series A Preferred Shares will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Trust, rank (i) senior to all classes or series of common shares of the Trust, and to all equity securities ranking junior to such Series A Preferred Shares with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Trust; (ii) on parity with all equity securities issued by the Trust, the terms of which specifically provide that such equity securities rank on parity with the Series A Preferred Shares with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Trust; and (iii) junior to any equity securities issued by the Trust, the terms of which specifically provide that such equity securities rank senior to the Series A Preferred Shares with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Trust.

(3)	Dividends.

(a)	Holders of Series A Preferred Shares shall be entitled to receive, when, as and if authorized by the Board of Trustees and declared by the Trust, out of the Trust’s legally available funds, cumulative preferential cash dividends at the rate of 9.75% of the Initial Liquidation Preference (as defined hereinafter) per Series A Preferred Share per annum (which is equivalent to a fixed annual amount of $2.4375 per Series A Preferred Share). Such dividends shall accrue and cumulate from the date of original issuance and shall be payable quarterly in arrears on the last calendar day of each March, June, September and December or, if not a business day, the next succeeding business day, commencing September 30, 2004 (each a “Dividend Payment Date”). Any dividend payable on the Series A Preferred Shares for any partial dividend period shall be prorated and computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends shall be payable to holders of record as they appear in the share register of the Trust on such date as designated by the Board of Trustees for the payment of dividends that is not more than 45 calendar days immediately preceding such Dividend Payment Date (each, a “Dividend Record Date”).

(b)	No dividends on the Series A Preferred Shares shall be declared by the Trust or paid or set apart for payment by the Trust at such time as the terms and provisions of any of the Trust’s agreements, including any agreement relating to the Trust’s indebtedness, prohibit such declaration, payment or setting apart for payment or provide that such declaration, payment or setting apart for payment would constitute a breach of, or a default under, any agreement or if such declaration or payment shall be restricted or prohibited by law.

(c)	Notwithstanding anything to the contrary contained herein, dividends on the Series A Preferred Shares shall accrue and cumulate whether or not current payment of dividends is prohibited, whether or not the Trust has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared by the Trust. Accumulated but unpaid dividends on the Series A Preferred Shares shall cumulate as of the Dividend Payment Date on which they first become payable.

(d)	Except as set forth in section 3(e), unless full cumulative dividends on the Series A Preferred Shares have been or contemporaneously are declared and paid or declared and a sum sufficient for their payment is set apart for payment for all past dividend periods and the then-current dividend period (it being understood that a payment by Accredited Home Lenders Holding Co. (“Accredited”) under its guarantee of the Series A Preferred Shares will be sufficient for this purpose):

(i)	no dividends upon the Trust’s common or preferred shares that the Trust may issue ranking junior to or on parity with the Series A Preferred Shares as to the payment of distributions and the distribution of assets upon liquidation (other than in common shares or in shares of any series of preferred shares that the Trust may issue ranking junior to the Series A Preferred Shares as to the payment of distributions and the distribution of assets upon liquidation) shall be declared or paid or set aside for payment;

(ii)	no distribution shall be declared or made upon the Trust’s common shares or preferred shares that the Trust may issue ranking junior to or on parity with the Series A Preferred Shares as to the payment of distributions and the distribution of assets upon liquidation; and

(iii)	no common or preferred shares that the Trust may issue ranking junior to or on parity with its Series A Preferred Shares as to the payment of distributions and the distribution of assets upon liquidation shall be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Trust (except by conversion into or in exchange for other shares of beneficial interest that the Trust may issue ranking junior to its Series A Preferred Shares as to the payment of distributions and the distribution of assets upon liquidation and except for transfers made pursuant to the provisions of the Declaration of Trust relating to restrictions on ownership and transfers of its shares of beneficial interest designed to ensure that it remains qualified as a real estate investment trust for United States federal income tax purposes).

(e)	When dividends are not paid in full (or a sum sufficient for such full payment is not set apart) upon the Series A Preferred Shares and any other series of shares of beneficial interest ranking on parity as to dividends with the Series A Preferred Shares:

(i)	all dividends declared upon the Series A Preferred Shares and any other series of shares of beneficial interest ranking on parity as to dividends with the Series A Preferred Shares shall be declared pro rata so that the amount of dividends declared per share on the Series A Preferred Shares and such other series of shares of beneficial interest shall in all cases bear to each other the same ratio that full dividends per share on the Series A Preferred Shares and full dividends, including required or permitted accumulations, if any, on such other series of shares of beneficial interest bear to each other;

(ii)	no interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series A Preferred Shares which may be in arrears; and

(iii)	any dividend payment made on the Series A Preferred Shares shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable.

(f)	Holders of Series A Preferred Shares shall not be entitled to any dividend, whether payable in cash, property or shares, in excess of full cumulative dividends on the Series A Preferred Shares as provided above.

(4)	Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Trust (referred to herein sometimes as a “liquidation”), the holders of Series A Preferred Shares then outstanding shall be entitled to receive out of the assets of the Trust legally available for distribution to shareholders the sum of (a) the liquidation preference of $25.00 per share, (b) the applicable premium (expressed in dollar amount) as set forth in the table below and (c) an amount equal to any accrued and unpaid dividends (whether or not declared) to the date of payment, before any distribution of assets is made to holders of the Trust’s common shares or any series of the Trust’s preferred shares that may be issued that ranks junior to Series A Preferred Shares as to liquidation rights.

Period	Applicable Premium
August 12, 2004 through August 11, 2005	$2.00
August 12, 2005 through August 11, 2006	$1.75
August 12, 2006 through August 11, 2007	$1.50
August 12, 2007 through August 11, 2008	$1.00
August 12, 2008 through August 11, 2009	$0.50
August 12, 2009 and thereafter	$0.00

(a)	In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the Trust’s available assets are insufficient to pay the amount of the liquidating distributions on all outstanding Series A Preferred Shares and the corresponding amounts payable on all shares of other classes or series of the Trust’s shares of beneficial interest that the Trust may issue ranking on parity with Series A Preferred Shares in the distribution of assets, then the holders of Series A Preferred Shares and all other such classes or series of shares of beneficial interest shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

(b)	Written notice of any such liquidation, dissolution or winding up of the Trust, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage pre-paid, not less than 30 nor more than 60 calendar days immediately preceding the payment date stated therein, to each record holder of the Series A Preferred Shares at the respective addresses of such holders as the same shall appear on the share transfer records of the Trust.

(c)	After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A Preferred Shares shall have no right or claim to any of the remaining assets of the Trust.

(d)	None of a consolidation or merger of the Trust with or into another entity, the merger of another entity with or into the Trust, a statutory share exchange by the Trust or a sale, lease, transfer or conveyance of all or substantially all of the Trust’s property or business shall be considered a liquidation, dissolution or winding up of the Trust.

(e)	In determining whether a distribution (other than upon voluntary or involuntary dissolution) by dividend, redemption or other acquisition of shares of the Trust or otherwise is permitted under Maryland law, amounts that would be needed, if the Trust were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of the holders of Series A Preferred Shares will not be added to the Trust’s total liabilities.

(5)	Redemption.

(a)	Series A Preferred Shares are not redeemable prior to September 30, 2009, except upon the occurrence of a Tax Event or an Investment Company Event, each as defined below. On or after September 30, 2009, Series A Preferred Shares will be redeemable at the option of the Trust, in whole or in part, at any time or from time to time on not less than 30 nor more than 60 days’ notice by mail, for cash at $25.00 per share plus accrued and unpaid dividends (whether or not declared), if any, to, but excluding, the date of redemption (except when the redemption date falls after the dividend record date and before the corresponding dividend payment date) (the “Redemption Right”). Holders of Series A Preferred Shares to be redeemed shall surrender such Series A Preferred Shares at the place designated in such notice and shall be entitled to the redemption price and any accrued and unpaid dividends payable upon such redemption following such surrender. If notice of redemption of any of the Series A Preferred Shares has been given and if the funds necessary for such redemption have been set aside by the Trust in trust for the benefit of the holders of any of such Series A Preferred Shares so called for redemption, then, from and after the redemption date, dividends will cease to accrue on such Series A Preferred Shares, such Series A Preferred Shares shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price and any such accrued and unpaid dividends.

(b)	If fewer than all of the outstanding Series A Preferred Shares are to be redeemed pursuant to the Redemption Right, the shares to be redeemed shall be selected pro rata (as nearly as practicable without creating fractional shares) or by any other equitable method determined by the Board of Trustees. If such redemption is to be by lot and, as a result of such redemption, any holder of Series A Preferred Shares would become a holder of a number of Series A Preferred Shares in excess of the Ownership Limit (as defined in Article V of the Declaration of Trust) because such holder’s Series A Preferred Shares were not redeemed, or were only redeemed in part, then, except as otherwise provided in the Declaration of Trust, the Trust shall redeem the requisite number of Series A Preferred Shares of such holder such that no holder will hold preferred shares in excess of the Ownership Limit subsequent to such redemption.

(c)	Notwithstanding anything to the contrary contained herein, unless full cumulative dividends on all Series A Preferred Shares have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof has been set apart for payment for all past dividend periods and the then-current dividend period, no Series A Preferred Shares shall be redeemed unless all outstanding Series A Preferred Shares are simultaneously redeemed; provided, however that the trust may purchase or acquire Series A Preferred Shares pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series A Preferred Shares. In addition, unless full cumulative dividends on all Series A Preferred Shares have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then-current dividend period, the Trust shall not purchase or otherwise acquire directly or indirectly any Series A Preferred Shares or any other shares of equity securities of the Trust ranking junior to or on parity with the Series A Preferred Shares as to dividends or upon liquidation (except by conversion into or exchange for shares of equity securities of the Trust ranking junior to or on parity with the Series A Preferred Shares as to dividends and upon liquidation). The restrictions in this Section 5 on redemptions, purchases and other acquisitions shall not prevent the redemption, purchase or acquisition by the Trust of preferred shares of any class or series pursuant to Article VIII of the Declaration of Trust or otherwise in order to ensure that, among other things, the Trust remains qualified as a real estate investment trust for United States federal income tax purposes, or the redemption, purchase or acquisition of Series A Preferred Shares pursuant to a purchase or exchange offer made on the same terms to all holders of the Series A Preferred Shares.

(d)	Immediately prior to or concurrently with any redemption of Series A Preferred Shares, the Trust shall pay, in cash, any accumulated and unpaid dividends to, but excluding, the redemption date, whether or not declared, unless a redemption date falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case each record holder of Series A Preferred Shares at the close of business on such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before the Dividend Payment Date. Except as provided in the previous sentence, the Trust shall make no payment or allowance for unpaid dividends, whether or not in arrears, on Series A Preferred Shares for which a notice of redemption has been given.

(e)	The following are the procedures for redemption:

(i)	Notice of redemption will be mailed by the Trust, postage prepaid, not less than 30 nor more than 60 calendar days immediately preceding the redemption date, addressed to the respective holders of record of the Series A Preferred Shares to be redeemed at their respective addresses as they appear on the register of the Trust. No failure to give such notice or any defect in, or in the mailing of, the notice shall affect the validity of the proceedings for the redemption of any Series A Preferred Shares except as to the specific holder to whom notice was defective or not given.

(ii)	In addition to any information required by law or by the applicable rules of any exchange upon which the Series A Preferred Shares may be listed or admitted to trading, each notice shall state: (A) the redemption date; (B) the redemption price; (C) the number of Series A Preferred Shares to be redeemed; (D) the place or places where the holders of Series A Preferred Shares may surrender certificates for payment of the redemption price; and (E) that dividends on the Series A Preferred Shares to be redeemed will cease to accumulate on the redemption date. If less than all of the outstanding Series A Preferred Shares held by any holder are to be redeemed, the notice mailed to each holder shall also specify the number of Series A Preferred Shares held by such holder to be redeemed or the method for determining the same.

(iii)	On or after the redemption date, each holder of Series A Preferred Shares to be redeemed shall present and surrender the certificates evidencing his Series A Preferred Shares to the Trust at the place designated in the notice of redemption and thereupon the redemption price of such shares (including all accumulated and unpaid dividends up to the redemption date) shall be paid to or on the order of the person whose name appears on such certificate evidencing Series A Preferred Shares as the owner thereof and each surrendered certificate shall be canceled. If fewer than all the shares evidenced by any such certificate evidencing Series A Preferred Shares are to be redeemed, a new certificate shall be issued evidencing the unredeemed shares.

(iv)	From and after the redemption date (unless the Trust defaults in payment of the redemption price), all dividends on the Series A Preferred Shares designated for redemption and all rights of the holders thereof, except the right to receive the redemption price thereof and all accumulated and unpaid dividends up to the redemption date, shall terminate with respect to such shares and such shares shall not thereafter be transferred (except with the consent of the Trust) on the Trust’s register, and such shares shall not be deemed to be outstanding for any purpose whatsoever. At its election, the Trust, prior to a redemption date, may irrevocably deposit the redemption price (including accumulated and unpaid dividends to the redemption date) of the Series A Preferred Shares so called for redemption in trust for the holders thereof with a bank or trust company, in which case the redemption notice to holders of the Series A Preferred Shares to be redeemed shall (A) state the date of such deposit, (B) specify the office of such bank or trust company as the place of payment of the redemption price and (C) require such holders to surrender the certificates evidencing such shares at such place on or about the date fixed in such redemption notice (which may not be later than the redemption date) against payment of the redemption price (including all accumulated and unpaid dividends to the redemption date). Any monies so deposited which remain unclaimed by the holders of the Series A Preferred Shares at the end of two years after the redemption date shall be returned by such bank or trust company to the Trust.

(f)	Series A Preferred Shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption.

(g)	The Trust will also have the right at any time, upon the occurrence of a Tax Event or an Investment Company Event to redeem the Series A Preferred Shares, in whole (but not in part) at a redemption price of $25.00 per share, plus accrued and unpaid dividends, if any, to, but excluding, the date of redemption.

(i)	A “Tax Event” means the receipt by the Trust of an opinion of a nationally recognized law firm experienced in such matters to the effect that, as a result of (i) any amendment to, clarification of, or change (including any announced prospective change) in, the laws or treaties or regulations of the United States or any of its political subdivisions or taxing authority affecting taxation, (ii) any judicial decision, official administrative pronouncement, published or private ruling, regulatory procedure, notice or announcement (including any notice or announcement of intent to adopt such procedures or regulations) (i.e., an administrative action) or (iii) any amendment to, clarification of, or change in the official position or the interpretation of such administrative action or any interpretation or pronouncement that provides for a position with respect to such administrative action that differs from the theretofore generally accepted position, in each case, by any legislative body, court, governmental authority or regulatory body, irrespective of the manner in which such amendment, clarification or change is made known, which amendment, clarification or change is effective or such pronouncement or decision is announced on or after the date of initial issuance of the Series A Preferred Shares, there is more than an insubstantial risk that (a) dividends paid or to be paid by REIT with respect to the shares of beneficial interest of the Trust are not, or will not be, fully deductible by the Trust for United States federal income tax purposes or (b) the Trust is, or will be, subject to more than a de minimis amount of other taxes, duties or other governmental charges.

(ii)	An “Investment Company Event” means the receipt by the Trust of an opinion of a nationally recognized law firm experienced in such matters to the effect that there is more than an insubstantial risk that the Trust is or will be considered an “investment company” within the meaning of the Investment Company Act of 1940 as a result of any judicial decision, any pronouncement or interpretation (irrespective of the manner made known), the adoption or amendment of any law, rule or regulation, any notice or announcement (including any notice or announcement of intent to adopt such rule or regulation) by any U.S. legislative body, court, governmental agency, or regulatory authority, in each case after the initial issuance of Series A Preferred Shares.

(6)	Covenants of the Trust. If the Trust is not in compliance with any of the following covenants as of the end of any quarter and shall remain in default on one or more covenants as of the end of the following quarter, then no dividends shall be payable on the Trust’s common shares until it is in compliance with all of the covenants as of the end of two successive quarters:

(a)	Commencing with the quarter ending December 31, 2004, the Trust will be required to have on its balance sheet total shareholders’ equity, as of the end of each quarter and determined in accordance with accounting principles generally accepted in the United States of America, equal to at least $50 million;

(b)	Commencing with the quarter ending December 31, 2004, the Trust will be required to have on its balance sheet loans held for investment (defined as securitized loans and loans held for securitization), as of the end of each quarter and determined in accordance with accounting principles generally accepted in the United States of America, greater than or equal to $2 billion; and

(c)	Commencing with the quarter ending December 31, 2005, the Trust will be required, for the four fiscal quarters most recently ended, to have cumulative unencumbered cash flow (defined as earnings before interest expense, income tax expense, depreciation and amortization adjusted to exclude extraordinary gains or losses, gains (but not losses) from sales of assets outside the ordinary course of business and income from subsidiaries of the Trust to the extent that such subsidiaries are restricted by law or agreement from distributing such income to the Trust, except to the extent such income is actually distributed in a period) greater than or equal to six times the cumulative dividend required to be distributed to holders of Series A Preferred Shares in those four quarters.

(7)	Voting Rights.

(a)	The holders of all outstanding preferred shares of all classes or series of the Trust (including the Series A Preferred Shares), unless otherwise provided in the terms of the articles supplementary establishing such class or series, shall vote as a single class with the holders of common shares of the Trust on all matters submitted to shareholders generally for a vote (“Voting Preferred Shares”). In such case, each Voting Preferred Share shall have a number of votes per share such that, in the aggregate, the Voting Preferred Shares will have 15 percent of the voting power of all classes or series of shares of beneficial interest of the Trust entitled to vote on any matter, which votes shall be allocated among all outstanding Voting Preferred Shares in proportion to their liquidation preference. Assuming the Trust has 100,000 common shares outstanding as of the date of these Articles Supplementary, each Series A Preferred Share will initially be entitled to approximately 0.00519 votes. In the event that a matter requires a vote of the preferred shares voting as a class, unless otherwise provided in the terms of the articles supplementary establishing such class or series, each preferred share shall be entitled to vote proportionately with all other preferred shares having similar voting rights as determined by reference to its liquidation preference (each preferred share having one vote per each $25.00 of liquidation preference). The voting rights described in this clause 7(a) may, at the election of the Trust, be rescinded concurrently with any merger, reorganization or business combination involving the Trust and (i) Accredited or (ii) a third party acquiror of Accredited or substantially all of the assets of Accredited.

(b)	Whenever dividends on any of the Trust’s Series A Preferred Shares or any series of preferred shares ranking on parity as to the payment of dividends with the Series A Preferred Shares shall be in arrears for six or more quarterly periods, whether or not consecutive (a “Preferred Dividend Default”), the holders of such Series A Preferred Shares (voting separately as a class with all other series of the Trust’s preferred shares ranking on parity with the Series A Preferred Shares as to the payment of distributions and the distribution of assets upon liquidation upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of a total of two additional members of the Board of Trustees (the “Preferred Shares Trustees”), provided that any such trustees, if elected, shall not cause the Trust to violate any applicable corporate governance requirement of the New York Stock Exchange that listed companies must have a majority of independent directors/trustees, or any other similar requirement then applicable to the Trust, and the number of trustees on the board of trustees shall increase by two at a special meeting called by the holders of record of at least 20% of the Trust’s Series A Preferred Shares or any other series of preferred shares ranking on parity with the Series A Preferred Shares so in arrears, unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders, in which event such election shall be held at such next annual or special meeting of shareholders, and at each subsequent annual meeting until all dividends accumulated on such of Series A Preferred Shares and any series of preferred shares ranking on parity as to the payment of dividends with the Series A Preferred Shares for the past dividend periods and the dividend for the then-current dividend period shall have been fully paid or declared and a sum sufficient for their payment set aside for payment.

(c)	If and when all accumulated dividends and the dividend for the then-current dividend period on the Series A Preferred Shares and any series of preferred shares ranking on parity as to the payment of dividends with the Series A Preferred Shares shall have been paid in full or set aside for payment in full, the holders of the shares shall be divested of the foregoing voting rights (subject to revesting in the event of each and every subsequent Preferred Dividend Default) and, if all accumulated dividends and the dividend for the then-current period have been paid in full or set aside for payment in full on all series of preferred shares ranking on parity with the Series A Preferred Shares upon which like voting rights have been conferred and are exercisable, the term of office of each Preferred Shares Trustee so elected shall terminate and the number of trustees on the Board of Trustees shall decrease by two. Any Preferred Shares Trustee may be removed at any time with or without cause by, and shall not be removed otherwise than by the vote of, the holders of record of a majority of the outstanding Series A Preferred Shares when they have the voting rights described above (voting separately as a class with all series of preferred shares ranking on parity with the Series A Preferred Shares that the Trust may issue upon which like voting rights have been conferred and are exercisable). So long as a Preferred Dividend Default shall continue, any vacancy in the office of a Preferred Shares Trustee may be filled by the written consent of the Preferred Shares Trustees remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the votes entitled to be cast by the outstanding Series A Preferred Shares when they have the voting rights described above (voting separately as a class with all series of preferred shares ranking on parity with the Series A Preferred Shares that the Trust may issue upon which like voting rights have been conferred and are exercisable). The Preferred Shares Trustees shall each be entitled to one vote per trustee on any matter.

(d)	So long as any Series A Preferred Shares remain outstanding, the Trust shall not, without the affirmative vote of the holders of at least two-thirds of the votes entitled to be cast by the Series A Preferred Shares outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting separately as a class with all series of preferred shares ranking on parity with the Series A Preferred Shares that the Trust may issue upon which like voting rights have been conferred and are exercisable), which votes shall be allocated among all such voting preferred shares in proportion to their liquidation preference:

(i)	authorize, create or increase the authorized or issued amount of any class or series of shares of beneficial interest ranking prior to the outstanding Series A Preferred Shares with respect to the payment of distributions and the distribution of assets upon voluntary or involuntary liquidation, dissolution or winding up of the Trust or reclassify any authorized shares of beneficial interest of the Trust into any such shares, or create, authorize or issue any obligation, or any security, convertible into or evidencing the right to purchase any such shares;

(ii)	amend, alter or repeal any of the provisions of the Declaration of Trust (including these Articles Supplementary) so as to materially and adversely affect the covenants in section (6) of these Articles Supplementary or any preferences, conversion, exchange or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of the Series A Preferred Shares, provided that any increase or decrease in the amount of the authorized preferred shares (subject to the limitation that the number of authorized preferred shares shall not be decreased below the number issued and outstanding at such time), including the Series A Preferred Shares (subject to the limitation that the number of authorized Series A Preferred Shares shall not be decreased below the number issued and outstanding at such time), or the creation or issuance of any additional

Series A Preferred Shares or other series of preferred shares that the Trust may issue, or any increase in the amount of authorized shares of such series, in each case ranking on parity with or junior to the Series A Preferred Shares that the Trust may issue with respect to the payment of distributions and the distribution of assets upon liquidation, dissolution or winding up, shall be deemed not to materially and adversely affect such preferences, conversion, exchange or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption; or

(iii)	enter into, approve or otherwise facilitate a binding share exchange or reclassification involving the Series A Preferred Shares that materially and adversely affects any of the preferences, conversion, exchange or other rights, voting powers (except as contemplated in the last sentence of 7(a) above in connection with the transactions specified therein), restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of the Series A Preferred Shares or a consolidation, merger or similar transaction unless in the case of a binding share exchange, reclassification, consolidation, merger or other similar transactions the Series A Preferred Shares remain outstanding with preferences, conversion, exchange or other rights, voting powers (except as contemplated in the last sentence of 7(a) above in connection with the transactions specified therein), restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption materially unchanged or, in the case of any such merger or consolidation with respect to which the Trust is not the surviving or resulting entity, the shares are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, in each case with preferences, conversion, exchange or other rights, voting powers (except as contemplated in the last sentence of 7(a) above in connection with the transactions specified therein), restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of the Series A Preferred Shares that are not individually or in the aggregate materially less favorable to the holders of the Series A Preferred Shares than the preferences, conversion, exchange or other rights, voting powers (except as contemplated in the last sentence of 7(a) above in connection with the transactions specified therein), restrictions, limitation as to dividends or other distributions, qualifications, or terms or conditions of redemption of the Series A Preferred Shares.

(e)	The foregoing voting provisions shall not apply if, at or prior to the time when the action with respect to which such vote would otherwise be required shall be effected, all outstanding Series A Preferred Shares shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

(8)	Independent Trustee Approval. As long as any Series A Preferred Shares are outstanding, certain actions by the Trust must be approved by a majority of the Independent Trustees. In order to be considered “independent,” a trustee must not be a current officer or employee of the Trust or a current officer or employee of Accredited or of any affiliate of Accredited. In addition, any members of the Board of Trustees elected by holders of preferred shares, including the Series A Preferred Shares, will be deemed to be Independent Trustees for purposes of approving actions requiring the approval of a majority of the Independent Trustees. The following actions are the only actions that require approval of a majority of the Independent Trustees: the issuance of additional preferred shares ranking on parity with the Series A Preferred Shares; the redemption of any common shares; any dissolution, liquidation or termination of the Trust prior to September 30, 2009; and the determination to revoke the Trust’s real estate investment trust status. In assessing the benefits to the Trust of any proposed action requiring their consent, the Independent Trustees take into account the interests of holders of both the common shares and the preferred shares, including, without limitation, holders of the Series A Preferred Shares. In considering the interests of the holders of the preferred shares, including, without limitation, holders of the Series A Preferred Shares, the Independent Trustees shall owe the same duties that the Independent Trustees owe to holders of common shares.

(9)	Conversion. The Series A Preferred Shares are not convertible into or exchangeable for any other property or securities of the Trust.

(10)	Form. Certificates Evidencing Series A Preferred Shares. Except as may be otherwise provided by the Board of Trustees, holders of Series A Preferred Shares are not entitled to certificates evidencing the Series A Preferred Shares held by them.

(11)	Declaration of Trust and Bylaws. The rights of all holders of the Series A Preferred Shares and the terms of the Series A Preferred Shares are subject to the provisions of the Declaration of Trust, as supplemented by the terms of the Series A Preferred Shares set forth herein, and the Bylaws of the Trust, including, but not limited to, the restrictions on ownership and transfer of shares of beneficial interest of the Trust contained in Article VIII of the Declaration of Trust.

(12)	Status of Acquired Shares. Series A Preferred Shares redeemed or otherwise acquired by the Trust shall be returned to the status of authorized but unissued preferred shares, without further designation as to class or series.

(13)	Exclusion of Other Rights. The Series A Preferred Shares shall not have any preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption other than those specifically set forth in these Articles Supplementary. The Series A Preferred Shares shall have no preemptive or subscription rights.

(14)	Headings of Subdivisions. The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

(15)	Severability of Provisions. If any of the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of the Series A Preferred Shares set forth in the Declaration of Trust is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of Series A Preferred Shares set forth in the Declaration of Trust which can be given effect without the invalid, unlawful or unenforceable provision thereof shall, nevertheless, remain in full force and effect, and no preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of Series A Preferred Shares herein set forth shall be deemed dependent upon any other provision thereof unless so expressed therein.

THIRD: The Series A Preferred Shares have been classified and designated by the Board of Trustees under the authority contained in the Declaration of Trust.

FOURTH: These Articles Supplementary have been approved by the Board of Trustees in the manner and by the vote required by law.

FIFTH: The undersigned Chief Executive Officer of the Trust acknowledges these Articles Supplementary to be the act of the Trust and, as to all matters or facts required to be verified under oath, the undersigned officer acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

IN WITNESS WHEREOF, the Trust has caused these Articles Supplementary to be executed under seal in its name and on its behalf by its Chief Executive Officer and attested to by its Executive Vice President and Secretary on this 11th day of August, 2004.

ATTEST	ACCREDITED MORTGAGE LOAN REIT TRUST

By:
Ray W. McKewon,		James A. Konrath,
Executive Vice President and Secretary		Chief Executive Officer

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